Exhibit 4.1

SUPPLEMENTAL INDENTURE

SUPPLEMENTAL INDENTURE
dated as of May 29, 2012

with respect to the

INDENTURE
dated as of March 10, 2008

(relating to 3.50% Senior Convertible Notes due 2013)

between

Central European Media Enterprises Ltd.,

The Subsidiary Guarantors Parties Thereto,

and

The Bank of New York Mellon,

As Trustee and Security Trustee, Paying Agent, Conversion Agent, Transfer Agent, and Registrar

This SUPPLEMENTAL INDENTURE, dated as of May 29, 2012 (this “Supplemental Indenture”) is between Central European Media Enterprises Ltd., a Bermuda company limited by shares (the “Company”), Central European Media Enterprises N.V. and CME Media Enterprises B.V., as subsidiary guarantors (together, the “Subsidiary Guarantors”) and The Bank of New York Mellon, as trustee (the “Trustee”), security trustee (the “Security Trustee”), paying agent, conversion agent, transfer agent and registrar for the securities issued under the Indenture dated as of March 10, 2008 between the Company, the Subsidiary Guarantors, the Trustee, the Security Trustee, paying agent, conversion agent, transfer agent and registrar (as amended, supplemented or otherwise modified from time to time, the “Indenture”).

RECITALS

1.      Pursuant to and in accordance with the terms of the Indenture, the Company established and issued its 3.50% Senior Convertible Notes due 2013 (the “Notes”).

2.      In accordance with Section 9.02 of the Indenture, the Company has obtained the consent of the holders of a majority in aggregate principal amount of the Notes outstanding (disregarding for this purpose, in accordance with Section 13.06 of the Indenture, the Notes held by the Company or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company) to the amendments to the Indenture set forth in this Supplemental Indenture.

NOW, THEREFORE, in consideration of the premises herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is mutually covenanted and agreed as follows:

AGREEMENTS

Item 1. Defined Terms. Terms defined in the Indenture and not otherwise defined in this Supplemental Indenture have the meanings assigned to them in the Indenture.

Item 2. Amendments to Indenture. Effective as of the Amendment Effective Date (as defined below):

(a)           The following Sections of the Indenture, and any corresponding provisions in the Notes, are deleted in their entirety from the Indenture and replaced with “Intentionally Omitted.”:

Existing Section Number	Caption
Section 4.03	144A Information
Section 4.05	Compliance Certificate
Section 4.06.	Additional Interest Notice
Section 4.07	Reporting Obligation
Section 4.10	Limitation on Liens

(b)           Subsections (7) and (9) of Section 6.01 and Section 6.13 of the Indenture, and any corresponding provisions in the Notes, are deleted in their entirety and replaced with “Intentionally Omitted.”

(c)           All references in the Indenture and the Notes to paragraphs, sections, articles or other terms or provisions of the Indenture referred to in Paragraphs (a) and (b) of this Section 2 or that have been otherwise deleted under this Supplemental Indenture are deleted in their entirety.

(d)           Failure to comply with the terms of any of the foregoing sections of the Indenture shall no longer constitute a Default or an Event of Default under the Indenture and shall no longer have any other consequence under the Indenture.

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(e)           Section 4.09 is hereby amended and restated to read, in its entirety, as follows:

“Section 4.09 Impairment of Security Interest.  The Company shall not, and shall not permit any Restricted Subsidiary to, take or omit to take any action that would have the result of materially impairing the security interest with respect to the Collateral, and the Company will not, and will not permit any Restricted Subsidiary to, grant to any Person other than the Trustee for the benefit of the holders of the Notes, any interest whatsoever in any of the Collateral, except: (i) as permitted in the Security Agreements; or (ii) in the case of any Lien (other than Permitted Liens) on the Collateral, effective provision is made to secure the Indebtedness due under the Indenture and the Notes equally and ratably with (or prior to in the case of Liens with respect to Subordinated Obligations or Guarantor Subordinated Obligations, as the case may be) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.”

Item 3. Indenture Ratified. Except as otherwise expressly provided in this Supplemental Indenture, the Indenture is in all respects ratified and confirmed including without limitation Section 7.07 thereof, and all the terms, provisions and conditions thereof shall be and remain in full force and effect.

Item 4. Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

Item 5. Governing Law. ALL MATTERS IN RESPECT OF THIS SUPPLEMENTAL INDENTURE ARE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, UNITED STATES OF AMERICA, BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

Item 6. Effect of This Supplemental Indenture. After the Amendment Effective Date (as defined herein), the Indenture will be deemed to be modified as provided in this Supplemental Indenture.  Except as modified by this Supplemental Indenture, the Indenture shall continue in full force and effect.  As used in this Supplemental Indenture, the “Amendment Effective Date” means the date that the Company delivers a written notice to the Trustee (upon which the Trustee may conclusively rely) and the Information Agent (as defined in the Offer to Purchase) that the Notes tendered and not validly withdrawn pursuant to the Company’s Offer to Purchase and Consent Solicitation dated as of April 30, 2012 (as amended or supplemented, the “Offer to Purchase”) have been accepted for purchase.

Item 7. Trustee Not Responsible for Recitals. The recitals contained in this Supplemental Indenture are the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture.

Item 8. Effectiveness. This Supplemental Indenture shall become effective upon execution by the Company and the Trustee.

Item 9. Severability. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

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IN WITNESS WHEREOF, each of the parties hereto have caused this Supplemental Indenture to be duly executed on its behalf by its duly authorized officer as of the date first above written.

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD., as Company

By:	/s/ Adrian Sarbu
Name:	Adrian Sarbu
Title:	Chief Executive Officer

CENTRAL EUROPEAN MEDIA ENTERPRISES N.V., as Subsidiary Guarantor

By:	/s/ Daniel Penn
Name:	Daniel Penn
Title:	Managing Director

CME MEDIA ENTERPRISES B.V., as Subsidiary Guarantor

By:	/s/ David Sturgeon
Name:	David Sturgeon
Title:	Managing Director

THE BANK OF NEW YORK MELLON, not in its individual capacity but solely as Trustee, Security Trustee, Paying Agent, Conversion Agent, Transfer Agent and Registrar

By:	/s/ Beth Kleeh
Name:	Beth Kleeh
Title:	Vice President